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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2005

                        COMMISSION FILE NUMBER 1 - 13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]           Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


OTHER EVENTS

1.   Reorganization Agreement

CYI has been advised by Guangxi Yuchai Machinery Company Limited ("Yuchai") that continued implementation of the April 2005 Reorganization Agreement has been delayed pending receipt of governmental approvals from the relevant Chinese authorities. These approvals relate to the payment of US$20.0 million due to CYI from Yuchai pursuant to clause 1.8 of the Reorganization Agreement, as well as the spin-off of Yuchai contemplated in the Reorganization Agreement. Yuchai has also advised CYI that the amendments to Yuchai's Articles of Association (which have been approved by Yuchai's board of directors and shareholders) and corporate governance guidelines (which have been implemented and ratified by Yuchai) have been approved by the Yulin municipal and Nanning provincial authorities but approval of the Beijing governmental authorities has not yet been received. CYI and the Chinese stakeholders in Yuchai have entered into discussions with respect to amending the Reorganization Agreement to extend the anticipated completion date of the restructuring contemplated therein and the termination date of the Reorganization Agreement.

No assurance can be given that any agreement will be reached with respect to such extension, or that governmental approval for the continued implementation of the Reorganization Agreement will be forthcoming. Accordingly, no assurance can be given that the provisions of the Reorganization Agreement remaining to be fulfilled can be fully implemented on the terms contemplated therein. (See also the cautionary statements contained in the first and second risk factors under "Item 3. Key Information - Risk Factors" in CYI's Annual Report on Form 20-F filed with the SEC on July 15, 2005.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: October 4, 2005


                                     CHINA YUCHAI INTERNATIONAL LIMITED


                                     By:       /s/ Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director

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